Performance

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 4/30/2009
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**4.20%**	**-23.71%**	**-4.98%**	**0.49%**	**-0.30%**	**5.09%**
S&P 500 Index	6.48	-35.31	-10.77	-2.70	-2.48	6.14
Barclays Capital Aggregate Bond Index	1.49	3.84	6.01	4.78	5.71	6.08
Dividend Growth Class I	**5.18**	**-29.60**	**-5.38**	**2.51**	--	**2.07**
S&P 500 Index	6.48	-35.31	-10.77	-2.70	--	-2.52
Dividend Growth Class S	**5.03**	**-29.86**	--	--	--	**-4.82**
S&P 500 Index	6.48	-35.31	--	--	--	-10.10
Global Dividend Growth Class I[3]	**4.66**	--	--	--	--	**-9.03**[1]
Global Dividend Growth Class S[3]	**4.60**	--	--	--	--	**-9.14**[1]
S&P 500 Index	6.48	--	--	--	--	-23.89[1]
MSCI EAFE Index	7.65	--	--	--	--	-22.29[1]
Composite Index[4]	6.96	--	--	--	--	-23.20[1]
Large Cap Growth	**7.91**	**-30.18**	**-7.10**	**0.43**	**-3.16**	**8.98**
Russell 1000® Growth Index	10.40	-31.57	-8.49	-2.39	-4.40	9.50
Mid Cap Growth[5]	**14.42**	**-37.38**	**-10.41**	**0.23**	**0.22**	**10.92**
Russell Midcap® Growth Index	15.57	-35.66	-11.16	-0.76	NaN	--
International Growth[3]	**6.27**	**-46.18**	**-14.55**	**-1.67**	**-4.73**	**2.00**
MSCI EAFE Growth Index	4.06	-43.42	-12.00	0.16	-1.75	1.88
Small Cap Growth[5]	**11.10**	**-35.36**	**-11.73**	**0.21**	**4.65**	**8.42**
Russell 2000® Growth Index	12.39	-30.36	-12.10	-1.67	-1.06	3.81
Developing Markets Growth[3]	**25.02**	**-45.80**	**-7.33**	**8.70**	**5.80**	**2.97**
MSCI Emerging Markets Index	25.15	-44.38	-7.66	8.47	5.84	2.21

Average Annual Total Returns - Fixed Income Funds

As of 4/30/2009
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**2.58%**	**5.58%**	**6.27%**	**4.80%**	**5.03%**	**6.59%**
Barclays Capital Interm. Gov't Index	0.47	6.65	7.33	5.14	5.65	6.87
Tax-Free Income	**4.19**	**-7.72**	**-1.67**	**0.33**	**2.00**	**4.79**
Barclays Capital 5-Year Municipal Index	0.21	7.26	5.80	4.40	4.76	5.84
Minnesota Tax-Free Income[6]	**4.06**	**-2.40**	**1.04**	**2.28**	**3.21**	**4.34**
Barclays Capital 5-Year Municipal Index	0.21	7.26	5.80	4.40	4.76	4.99

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting this webpage. Please read this prospectus carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Global Dividend Growth Fund 9/30/08; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) *Sit Global Dividend Growth Fund, Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(4) *Composite Index* comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

(5) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(6) Investment income in the *Sit Minnesota Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

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Performance

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Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 4/30/2009
(Updated Monthly)

Fund Name	12-Month Distribution Rate[1]
Balanced	3.23%
Dividend Growth Class I	2.38
Dividend Growth Class S	2.10

Current Yields and Distribution Rates - Fixed Income Funds

As of 4/30/2009
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	5.02%	4.88%	0.04249
Tax-Free Income	6.59	4.87	0.03566
Minnesota Tax-Free Income[2]	5.41	4.73	0.03649

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

(2) Investment income in the *Sit Minnesota Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Search

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E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

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Open an Account

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